May 31, 2012

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re: Universal Tracking Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 14, 2012

File No. 333-131224

Dear Ms. Collins:

Universal Tracking Solutions, Inc. is submitting this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated April 24, 2012 relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed February 24, 2012.

Pursuant to our conversation with the Staff, it is our intent to file all future filings through the OTC Markets Group’s OTC Disclosure Service. Since receiving the comment letter, Universal Tracking Solutions, Inc. has filed interim financials through the OTC Markets Group’s OTC Disclosure Service.

Due to the increased compliance costs associated with the Sarbanes/Oxley legislation, the Company has chosen to be traded over-the-counter. While the 10-K can’t be withdrawn, Universal Tracking Solutions respectfully requests your understanding that it is our intent to continue to provide unaudited financial statements through the OTC Disclosure Service.

The Company respectfully advises the Staff that it is our intention to provide current financial information to our shareholders by continuing to file financial information through the OTC Disclosure Service in the future.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (602) 290-9988 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Keith Tench
Keith Tench
CEO, CFO, and Chairman